UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cornerstone Building Brands, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

628852204

(CUSIP Number)

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attn: Robert Goedert, P.C.

(312) 862-2000

(Name, address and telephone number of person authorized to receive notices and communications)

February 3, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628852204

1.	Name of reporting person Atrium Intermediate Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,441,252.41 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,441,252.41 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 12,441,252.41 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.94%*
14.	Type of reporting person OO

*	Based on 125,101,514 shares of common stock outstanding as of November 3, 2020, after giving effect to the Block Trade (as defined herein) as described in Item 4 hereof.

CUSIP No. 628852204

1.	Name of reporting person Atrium Window Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,441,252.41 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,441,252.41 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 12,441,252.41 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.94%*
14.	Type of reporting person OO

*	Based on 125,101,514 shares of common stock outstanding as of November 3, 2020, after giving effect to the Block Trade as described in Item 4 hereof.

CUSIP No. 628852204

1.	Name of reporting person Atrium Window Parent, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,441,252.41 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,441,252.41 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 12,441,252.41 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.94%*
14.	Type of reporting person OO

*	Based on 125,101,514 shares of common stock outstanding as of November 3, 2020, after giving effect to the Block Trade as described in Item 4 hereof.

CUSIP No. 628852204

1.	Name of reporting person GGC Atrium Window Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,441,252.41 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,441,252.41 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 12,441,252.41 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.94%*
14.	Type of reporting person OO

*	Based on 125,101,514 shares of common stock outstanding as of November 3, 2020, after giving effect to the Block Trade as described in Item 4 hereof.

CUSIP No. 628852204

1.	Name of reporting person GGC BP Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,489,403 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,489,403 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 12,489,403 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.98%*
14.	Type of reporting person OO

*	Based on 125,101,514 shares of common stock outstanding as of November 3, 2020, after giving effect to the Block Trade as described in Item 4 hereof.

CUSIP No. 628852204

1.	Name of reporting person Golden Gate Capital Opportunity Fund, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,489,403 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,489,403 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 12,489,403 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.98%*
14.	Type of reporting person PN

*	Based on 125,101,514 shares of common stock outstanding as of November 3, 2020, after giving effect to the Block Trade as described in Item 4 hereof.

CUSIP No. 628852204

1.	Name of reporting person Golden Gate Capital Opportunity Fund-A, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,489,403 (see Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,489,403 (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 12,489,403 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.98%*
14.	Type of reporting person PN

*	Based on 125,101,514 shares of common stock outstanding as of November 3, 2020, after giving effect to the Block Trade as described in Item 4 hereof.

CUSIP No. 628852204

1.	Name of reporting person GGCOF Co-Invest Management, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,489,403 (see Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,489,403 (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 12,489,403 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.98%*
14.	Type of reporting person PN

*	Based on 125,101,514 shares of common stock outstanding as of November 3, 2020, after giving effect to the Block Trade as described in Item 4 hereof.

CUSIP No. 628852204

1.	Name of reporting person GGCOF Co-Invest, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,489,403 (see Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,489,403 (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 12,489,403 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.98%*
14.	Type of reporting person PN

*	Based on 125,101,514 shares of common stock outstanding as of November 3, 2020, after giving effect to the Block Trade as described in Item 4 hereof.

CUSIP No. 628852204

1.	Name of reporting person GGC Opportunity Fund Management, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,489,403 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,489,403 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 12,489,403 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.98%*
14.	Type of reporting person PN

*	Based on 125,101,514 shares of common stock outstanding as of November 3, 2020, after giving effect to the Block Trade as described in Item 4 hereof.

CUSIP No. 628852204

1.	Name of reporting person GGCOF Executive Co-Invest, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,489,403 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,489,403 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 12,489,403 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.98%*
14.	Type of reporting person PN

*	Based on 125,101,514 shares of common stock outstanding as of November 3, 2020, after giving effect to the Block Trade as described in Item 4 hereof.

CUSIP No. 628852204

1.	Name of reporting person GGCOF IRA Co-Invest, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,489,403 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,489,403 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 12,489,403 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.98%*
14.	Type of reporting person PN

*	Based on 125,101,514 shares of common stock outstanding as of November 3, 2020, after giving effect to the Block Trade as described in Item 4 hereof.

CUSIP No. 628852204

1.	Name of reporting person GGC Opportunity Fund Management GP, Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 12,489,403 (See Item 5)
	8.	Shared voting power 0
	9.	Sole dispositive power 12,489,403 (See Item 5)
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 12,489,403 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.98%*
14.	Type of reporting person CO

*	Based on 125,101,514 shares of common stock outstanding as of November 3, 2020, after giving effect to the Block Trade as described in Item 4 hereof.

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends and supplements the original statement on Schedule 13D filed on November 23, 2018 (the “Original Statement”) by Atrium Intermediate Holdings, LLC (“Atrium Intermediate”), Atrium Window Holdings, LLC (“Atrium Holdings”), Atrium Window Parent, LLC (“Atrium Parent”), GGC Atrium Window Holdings, LLC (“GGC Atrium”), GGC BP Holdings, LLC (“GGC BP”, and collectively with Atrium Holdings, Atrium Intermediate, Atrium Parent and GGC Atrium, the “Atrium Entities”), Golden Gate Capital Opportunity Fund, L.P. (“GGCOF”), Golden Gate Capital Opportunity Fund-A, L.P. (“GGCOF-A”), GGCOF Co-Invest, L.P. (“GGCOF Co-Invest”), GGCOF Executive Co-Invest, L.P. (“Executive Co-Invest”), GGCOF IRA Co-Invest, L.P. (“IRA Co-Invest”), GGC Opportunity Fund Management, L.P. (“Fund GP”), GGCOF Co-Invest Management, L.P. (“Co-Invest GP”) and GGC Opportunity Fund Management GP, Ltd. (“Ultimate GP”) (collectively, the “Reporting Persons”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Statement. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Original Statement.

Item 1.	Security and Issuer.

Item 1 of the Original Statement is hereby amended and restated in its entirety as follows:

This Amendment relates to the shares of common stock, $0.01 par value per share (“Common Stock”) of Cornerstone Building Brands, Inc. (formerly known as NCI Building Systems, Inc.), a Delaware corporation (the “Company” or the “Issuer”). The principal executive offices of the Issuer are located at 5020 Weston Parkway, Suite 400, Cary, North Carolina 27513.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and supplemented by inserting the following at the end thereof:

On February 3, 2021, Atrium Intermediate Holdings, LLC sold 4,233,615 Common Stock and GGC BP Holdings, LLC sold 16,385 Common Stock pursuant to a block trade at a price of $10.63 per share (the “Block Trade”).

Item 5.	Interest in Securities of the Issuer.

The disclosures provided in Item 5(a)-(c) of the Original Statement are hereby amended and restated in their entirety as follows:

Item 4 of this Amendment is incorporated by reference in its entirety into this Item 5.

(a) – (b) In the aggregate, the Reporting Persons beneficially own, as of February 3, 2021, 12,489,403 shares of Common Stock by virtue representing approximately 9.98% of the Issuer’s Common Stock outstanding based on 125,101,514 shares of Common Stock outstanding as of November 3, 2020, after giving effect to the Block Trade. Each of the Atrium Entities, the Funds, Fund GP and Co-Invest GP have shared dispositive power with each other with respect to the Common Stock.

As a result of the relationships described in Item 2 of the Original Statement, each of the Reporting Persons may be deemed to beneficially own the Common Stock of the Issuer. Neither the filing of the Original Statement, this Amendment, nor any of their contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Item 4 above describes all transactions in the Common Stock that were effected by the Reporting Persons during the 60-day period prior to the date of this Amendment. Except for the transactions set forth in Item 4 above, either the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named in Item 2 of the Original Statement, has effected any other transactions in the Common Stock during such 60-day period.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Statement is hereby amended and restated in its entirety as follows:

Exhibit 1 Agreement and Plan of Merger, dated July 17, 2018, by and among Ply Gem Parent, LLC, NCI Building Systems, Inc. and for certain purposes Clayton, Dubilier and Rice, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NCI Building Systems, Inc. on July 19, 2018).

Exhibit 2 Stockholders Agreement, dated November 16, 2018, by and among NCI Building Systems, Inc., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Pisces Holdings, L.P., Atrium Intermediate Holdings, LLC, GGC BP Holdings, LLC and AIC Finance Partnership, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NCI Building Systems, Inc. on November 20, 2018).

Exhibit 3 Registration Rights Agreement, dated November 16, 2018, by and among NCI Building Systems, Inc., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Pisces Holdings, L.P., Atrium Intermediate Holdings, LLC, GGC BP Holdings, LLC and AIC Finance Partnership, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by NCI Building Systems, Inc. on November 20, 2018).

Exhibit 4 Joint Filing Undertaking dated as of November 23, 2018 by and among Golden Gate Capital Opportunity Fund, L.P., Golden Gate Capital Opportunity Fund-A, L.P., GGCOF Co-Invest, L.P., GGC Opportunity Fund Management, L.P., GGC Opportunity Fund Management GP, Ltd., GGCOF Co-Invest, L.P., GGCOF Co-Invest Management, L.P., GGCOF Executive Co-Invest, L.P., GGCOF IRA Co-Invest, L.P., Atrium Intermediate Holdings, LLC, Atrium Window Holdings, LLC, Atrium Window Parent, LLC, GGC Atrium Window Holdings, LLC and GGC BP Holdings, LLC (incorporated by reference to Exhibit 4 to the Schedule 13D filed by NCI Building Systems, Inc. on November 23, 2018).

Exhibit 5 Limited Power of Attorney (incorporated by reference to Exhibit 5 to the Schedule 13D filed by NCI Building Systems, Inc. on November 23, 2018).

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated: February 5, 2021

Golden Gate Capital Opportunity Fund, L.P.
Golden Gate Capital Opportunity Fund-A, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ Stephen D. Oetgen
David C. Dominik (Director) by Stephen D. Oetgen, attorney-in-fact

GGC Opportunity Fund Management, L.P.

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ Stephen D. Oetgen
David C. Dominik (Director) by Stephen D. Oetgen, attorney-in-fact

GGC Opportunity Fund Management GP, Ltd.

By:	/s/ Stephen D. Oetgen
David C. Dominik (Director) by Stephen D. Oetgen, attorney-in-fact

GGCOF Co-Invest, L.P. GGCOF Executive Co-Invest, L.P. GGCOF IRA Co-Invest, L.P.

By:	GGCOF Co-Invest Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ Stephen D. Oetgen
David C. Dominik (Director) by Stephen D. Oetgen, attorney-in-fact

GGCOF Co-Invest Management, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ Stephen D. Oetgen
David C. Dominik (Director) by Stephen D. Oetgen, attorney-in-fact

Atrium Window Holdings, LLC
Atrium Intermediate Holdings, LLC
Atrium Window Parent, LLC
GGC Atrium Window Holdings, LLC
GGC BP Holdings, LLC

By:	/s/ Stephen D. Oetgen
David Thomas (Authorized Person) by Stephen D. Oetgen, attorney-in-fact